As filed with the Securities and Exchange Commission on June 28, 2004



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from __________ to ___________

                       Commission file number 000-16977

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Stolt-Nielsen Inc. Retirement Savings Plan, c/o Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut 06836.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Stolt-Nielsen S.A., c/o Stolt-Nielsen Ltd., Aldwych House, 71-91 Aldwych, London WC2B 4HN, England.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                   Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                              1

FINANCIAL STATEMENTS:

          Statements of Assets Available for Benefits as of December 31, 2003 and 2002                               2

          Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2003                 3

NOTES TO FINANCIAL STATEMENTS                                                                                        4

SCHEDULES:

          Schedule of Assets (Held at End of Year) as of December 31, 2003                                           8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of the
Stolt-Nielsen Inc. Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Stolt-Nielsen Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Company's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
New York, New York

June 23, 2004

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
---------------------------------------------------------------------------------------

                                                            2003               2002
ASSETS
   Investments at fair value                            $ 29,575,778       $ 22,344,180
                                                        -------------      ------------

  Receivables:
    Employer contributions                                    37,713             39,573
    Participant contributions                                 50,887             48,872
    Interest and dividends                                     8,008              9,207
                                                        -------------      ------------

           Total receivables                                  96,608             97,652
                                                        -------------      ------------

ASSETS AVAILABLE FOR BENEFITS                           $ 29,672,386       $ 22,441,832
                                                        =============      ============

See notes to financial statements.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------

  Contributions:
    Employer contributions                                                  $ 1,175,631
    Participant contributions                                                 2,325,199
                                                                            ----------

           Total contributions                                                3,500,830
                                                                            ----------

  Investment income:
   Net appreciation in fair value of investments                              5,153,526
   Interest and dividends                                                       440,086
                                                                            -----------

           Net investment income                                              5,593,612
                                                                            -----------

DEDUCTIONS:
  Benefits paid to participants                                              (1,856,784)
  Administrative expenses                                                        (7,104)
                                                                            -------------

           Total deductions                                                  (1,863,888)
                                                                            -----------

DECREASE IN ASSETS AVAILABLE FOR BENEFITS                                     7,230,554

ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                                                         22,441,832
                                                                            -----------

   End of year                                                              $29,672,386
                                                                            ===========

See notes to financial statements.

STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following description of the Stolt-Nielsen Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     General - The Plan is a defined contribution plan established by Stolt-Nielsen Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of all employees who have six consecutive months of service (no minimum number of hours of service are required). The Plan was established on January 1, 1993. Fidelity Investments ("Fidelity"), trustee of the Plan, holds the Plan's investments and executes transactions therein.

     Contributions - Each year, participants may contribute 1% to 60% percent of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     The Company matches employee contributions equal to 100% of the first 3% of eligible compensation, with a further match of 50% of employee contributions for the next 2% of eligible compensation.

     Vesting - Effective January 1, 2000, participants are vested immediately in their contributions and any qualified Company match, as defined, when made, plus actual earnings thereon. Matching contributions made prior to January 1, 2000, and earnings thereon vest according to the following schedule:


          Years of Service                                 % Vested
                 0                                            0%
                 1                                           33
                 2                                           67
                 3                                          100

     Forfeitures - At December 31, 2003 and 2002, forfeited nonvested accounts totaled approximately $4,411 and $7,300, respectively. These accounts will be used to reduce future Company matching contributions. The amount of forfeited nonvested accounts used to reduce Company matching contributions during 2003 totaled approximately $4,115.

     Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his/her account by a lump-sum distribution, at the discretion of the retiree for account balances greater than $5,000. Participant withdrawals for hardship prior to termination of employment will be allowed, as defined, subject to a $500 minimum amount.

     Participant Accounts - Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations of earnings are based on the allocation and performance of investments in the individual participant accounts, as defined.

     Investment Options - Participants direct contributions, including Company matching contributions, into eight investment options in 1% increments. Participants may change their investment elections daily.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance over the previous 12 months or 50% of their account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid through biweekly payroll deductions. As defined by the Plan, the borrowers' vested account balances are used as collateral on the participant loans.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds and stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Administrative Expenses - The Company pays all administrative expenses of the Plan, with the exception of loan maintenance and origination fees, which are paid by the applicable borrower. During 2003, the Company paid a total of $19,368 in administrative expenses on behalf of the Plan.

     Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid as of December 31, 2003 and 2002.

3.   INVESTMENTS

     The fair market value of individual assets that represent 5% or more of the Plan's assets as of December 31, 2003 and 2002 is as follows:

                                                                       2003               2002
Fidelity Magellan Fund                                             $ 9,588,876        $ 7,494,522
Spartan U.S. Equity Index                                            5,456,146          4,361,512
Fidelity Balanced Fund                                               4,181,966          3,062,996
Fidelity Intermediate Bond Fund                                      2,291,507          2,185,439
Fidelity OTC Portfolio                                               2,263,661          1,697,930
Fidelity Retirement Government Money Market Portfolio                1,836,830          1,749,910


     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,153,526 as follows:

Fidelity Magellan Fund                                            $ 1,815,572
Fidelity Intermediate Bond Fund                                       (14,571)
Fidelity Balanced Fund                                                848,617
Fidelity Spartan U.S. Equity Index                                  1,175,095
Fidelity OTC Portfolio                                                585,898
Fidelity Overseas Fund                                                296,570
Stolt-Nielsen Inc. Stock Fund                                         331,139
Royce Low Priced Stock Fund                                            52,590
Ariel Appreciation Fund                                                24,518
Fidelity Growth Company Fund                                            9,068
Fidelity Freedom Income Fund                                               19
Fidelity Freedom 2000 Fund                                                 36
Fidelity Freedom 2010 Fund                                             11,358
Fidelity Freedom 2020 Fund                                              9,787
Fidelity Freedom 2030 Fund                                                891
Fidelity Freedom 2040 Fund                                              3,169
Fidelity Equity Income Fund                                             4,053
PIMCO Total Return Fund Administrative                                   (283)
                                                                 -------------

Net appreciation in fair value of investments                     $ 5,153,526
                                                                 =============

4.   TAX STATUS

     The sponsor adopted a non-standardized prototype plan that received an Internal Revenue Service opinion letter dated December 5, 2001. The Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

6.   RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Stolt-Nielsen Inc. is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Stolt-Nielsen Inc. Stock Fund transactions qualify as party-in-interest transactions.

     At December 31, 2003 and 2002, the Plan held 119,341 and 172,199 units, respectively, of common stock of Stolt-Nielsen S.A., the ultimate parent company of the sponsoring employer, with a cost basis of $735,592 and $1,262,513, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $14,059 from such common stock.

                                     ******

        STOLT-NIELSEN INC. RETIREMENT SAVINGS PLAN

        FORM 5500, SCHEDULE H, PART IV, LINE 4i-                                                    Employer ID#13-1932470
        SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                                                 Plan #002
        DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------
  (a)      (b) Identity of Issue, Borrower, Lessor              (c) Description of                              (e) Current
                       or Similar Party                             Investment              (d) Cost                Value
   *    Fidelity Magellan Fund                                   Mutual Fund                 **                $ 9,588,876
   *    Fidelity Intermediate Bond Fund                          Mutual Fund                 **                  2,291,507
   *    Fidelity Balanced Fund                                   Mutual Fund                 **                  4,181,966
   *    Fidelity Retirement Government Money Market              Money Market                **                  1,836,830
   *    Fidelity Spartan U.S. Equity Index                       Mutual Fund                 **                  5,456,146
   *    Fidelity OTC Portfolio                                   Mutual Fund                 **                  2,263,661
   *    Fidelity Overseas Fund                                   Mutual Fund                 **                  1,131,453
   *    Stolt-Nielsen Inc. Stock Fund                            Employer Stock              **                    528,683
        Royce Low Priced Stock Fund                              Mutual Fund                 **                    488,335
        Ariel Appreciation Fund                                  Mutual Fund                 **                    301,109
   *    Fidelity Growth Company Fund                             Mutual Fund                 **                    175,553
   *    Fidelity Freedom Income Fund                             Mutual Fund                 **                      1,156
   *    Fidelity Freedom 2000 Fund                               Mutual Fund                 **                      2,476
   *    Fidelity Freedom 2010 Fund                               Mutual Fund                 **                    268,832
   *    Fidelity Freedom 2020 Fund                               Mutual Fund                 **                    143,759
   *    Fidelity Freedom 2030 Fund                               Mutual Fund                 **                     10,549
   *    Fidelity Freedom 2040 Fund                               Mutual Fund                 **                     35,953
   *    Fidelity Equity Income Fund                              Mutual Fund                 **                     79,275
        PIMCO Total Return Fund Administrative                   Mutual Fund                 **                     62,575

        *Participant Loans                                    114 loans, maturing through                          727,084
                                                            November 14, 2013 at interest
                                                                   rates of 5.0% to 10.5%
        TOTAL INVESTMENTS                                                                                      $29,575,778
                                                                                                               ===========


        * Permitted party-in-interest

        ** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



Dated:  June 28, 2004                      STOLT-NIELSEN INC. RETIREMENT
                                           SAVINGS PLAN



                                               /s/ Eileen M. Graham
                                           ------------------------------------
                                           Eileen M. Graham, Plan Administrator

                                  EXHIBIT INDEX


Exhibit
Number                            Description
-------                           -----------

23.1                Consent of Independent Registered Public Accounting Firm